Exhibit 99.2

AMENDMENT NUMBER FOURTEEN TO THE
LOWE’S 401(k) PLAN
This Amendment Number Fourteen to the Lowe’s 401(k) Plan, as amended and restated effective as of January 1, 2013 (the “Plan”) is adopted by Lowe’s Companies, Inc. (the “Company”).
W I T N E S S E T H:
WHEREAS, the Company maintains the Plan for the benefit of its eligible employees and the eligible employees of its wholly-owned subsidiaries, which have adopted and participate in the Plan; and
WHEREAS, the Company desires to amend the Plan and align the Plan terms to the Plan’s operations; and
NOW, THEREFORE, the Company does hereby declare that the Plan be, and hereby is, amended as follows:
1.The definition of “Deferred Compensation” in Section 2 is amended in its entirety effective as May 1, 2019 through April 30, 2022 to read as follows:
The salary or wages, overtime premium pay, incentive bonuses and commissions paid to a Participant during a payroll period but excluding any amount in excess of $280,000 (as adjusted after 2019 for increases in the cost of living pursuant to Code Section 401(a)(17)). Deferral Compensation shall include compensation paid after a Participant separates from service but only to the extent such compensation would have been Deferral Compensation if paid prior to such separation from service and only if paid prior to the first pay period that begins 30 days after such separation from service.

2.Except as expressly or by necessary implication amended hereby, the Plan shall continue in full force and effect.

IN WITNESS WHEREOF, the Committee has caused this Amendment Number Fourteen to be executed by a duly authorized member and effective on December 31, 2022.

LOWE’S COMPANIES, INC.

By:	/s/ David R. Green